UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March 2006
Commission File Number 333-126527

LUNA GOLD CORP.
(Exact name of registrant as specified in its charter)

Suite 920
475 West Georgia Street
Vancouver, BC, Canada V6B 4M9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

 Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luna Gold Corp.

Date: March 6, 2006                                                                     /s/ Tim Searcy
                                                                                                     Tim Searcy, President, Principal
                                                                                                    Executive Officer and a member of
                                                                                                    the Board of Directors

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description

1

Press release, dated March 6, 2006, reporting that the Luna Gold Corp. has come to a formal agreement with Centerra (U.S.) Inc., a wholly owned subsidiary of Centerra Gold Inc., on its Red Rock Property, 20 miles south of Battle Mountain Nevada. The formal agreement replaces a Letter of Intent completed in September 2005.

Suite 920, 475 West Georgia Street
Vancouver, BC V6B 4M9
telephone: 604.689-7317 facsimile: 604.688.0094

FOR IMMEDIATE RELEASE

Luna and Centerra Gold finalize exploration agreement on Red Rock, Prepare 2006 Exploration Program

Vancouver, March 6th, 2006 - Luna Gold Corp. (TSXV-LGC, OTCBB-LGCU) ("Luna" or the "Company") reports that it has come to a formal agreement with Centerra (U.S.) Inc. ("Centerra"), a wholly owned subsidiary of Centerra Gold Inc., on its Red Rock Property, 20 miles south of Battle Mountain Nevada. The formal agreement replaces a Letter of Intent completed in September 2005.

Centerra has the right to earn a 60% interest in Luna's leasehold interest in the claims comprising the Red Rock Project (the "Property") by spending US$ 1.9 million over six years, at which time Centerra and Luna will form a joint venture. After formation of the joint venture, Centerra can earn an additional 15% interest in the Property by spending a further US$ 3.1 million over four years. Luna leases the Property from an underlying owner and it is contiguous with a separate property owned by Centerra.

While under the Letter of Intent, Centerra conducted a mapping and sampling program and a gravity survey in late 2005. Centerra also expanded the land package by staking an additional 114 claims. Luna now has interest in 1740 hectares.

The Red Rock project is located 4 km west-northwest of Miranda Gold's Horse Mountain project where Barrick Gold is currently earning in. There, late last year, Barrick drilled two holes, one of which intersected lower plate rocks at a depth slightly greater than 900 feet, where they encountered strongly altered rocks and low-grade gold mineralization.

At Red Rock, similar to Miranda's Horse Mountain, the target is for a high-grade Pipeline-Cortez Hills type deposit in the lower plate rocks. Favourable indications for such deposits include a significant structure that bisects the property, the Caetano break, and gold mineralization and anomalies in fractured and altered upper plate rocks along or near the Caetano break and other structures.

Centerra has a budget of USD 400,000 for 2006, which is more than twice what is required under the agreement. The plan is to undertake more ground work followed by, depending on the depth to the lower plate, approximately three drill holes to test the potential of the lower plate rocks.

About Luna Gold Corp

Luna is a mining exploration company with a focus on gold exploration in Nevada.

On behalf of the Board of Directors

LUNA GOLD CORP.

"Tim Searcy"
 Tim Searcy, P. Geo. - President and CEO

Website: www.lunagold.com
For further information contact Investor Relations at (604) 689-7317 or toll free at 1-866-689-7317.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.

Regulatory Footnotes
All of Luna's exploration programs and pertinent technical disclosures are prepared by, or under the direct supervision of, Tim Searcy, P.Geo.. Mr. Searcy, the President and CEO of Luna Gold, is Luna's qualified person (QP) under the definition of National Instrument 43-101.

Forward-Looking Statements:
Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in Luna Gold Corp.'s periodic filings with Canadian Securities Regulators. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Luna Gold does not assume the obligation to update any forward-looking statement.